Filed Pursuant to Rule 433
Registration Statement No. 333-159682
Pricing Term Sheet
June 4, 2009
MARINER ENERGY, INC.
$300,000,000 aggregate principal amount of
11.75% Senior Notes due 2016
     This term sheet to the preliminary prospectus supplement dated June 2, 2009 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Mariner Energy, Inc.
NYSE Symbol:	ME
Security Description:	11.75% Senior Notes due 2016 (the “Notes Offering”)
Distribution:	SEC Registered
Principal Amount:	$300,000,000
Gross Proceeds:	$291,279,000
Net Proceeds (Estimated):	$285,540,000
Coupon:	11.75%
Original Issue Discount:	The notes will be issued with original issue discount for United States federal income tax purposes
Maturity:	June 30, 2016
Price to public:	97.093% of principal amount
Underwriting Discounts and Commissions:	1.913%
Yield to Maturity:	12.375%
Spread to Benchmark Treasury:	907 bps
Benchmark Treasury:	UST 3.25% due May 31, 2016
Ratings:	B3 / B+
Interest Payment Dates:	Semi-annually in arrears on each June 30 and December 30, commencing on December 30, 2009
Optional Redemption:	Makewhole call @ T+50 bps prior to June 30, 2013, then

On or after:	Price:
June 30, 2013	105.875%
June 30, 2014	102.938%
June 30, 2015 and thereafter	100.000%

Change of control:	Put @ 101% of principal plus accrued interest
Equity Clawback:	Redeem until June 30, 2012 at 111.750% plus accrued interest for up to 35.0%
Reimbursement of Expenses by Underwriters to Mariner:	$500,000
Trade Date:	June 4, 2009
Settlement Date:	June 10, 2009 (T+4)
Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to delivery of the notes will be required, by virtue of the fact that the notes initially settle in T+4, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult with their advisors.
CUSIP / ISIN:	56845T AG2 / US56845TAG22
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Banc of America Securities LLC J.P. Morgan Securities Inc. Wachovia Capital Markets, LLC Citigroup Global Markets Inc.
Co-Managers:	BMO Capital Markets Corp. BNP Paribas Securities Corp. Scotia Capital (USA) Inc.
Concurrent Offering of Common Stock
     On June 4, 2009, we priced a separate public offering of 10,000,000 shares of Common Stock (11,500,000 if the underwriters exercise their over-allotment option in full) (the “Equity Offering”). Assuming no exercise of the underwriters’ over-allotment option, the net proceeds of the Equity Offering will be $138.3 million, after deducting the underwriting discount and estimated expenses of the Equity Offering payable by us. As of March 31, 2009, after giving effect to the Notes Offering and the Equity Offering and the application of the estimated proceeds therefrom, we had $216.8 million of borrowings outstanding under our bank credit facility. The closing of the Notes Offering is not conditioned upon the completion of the Equity Offering.

Ratio of Earnings to Fixed Charges
(In thousands, except ratios)

Pro Forma
March 31,
2009(1)
Earnings from continuing operations before fixed charges
(Loss) Income before taxes	$(663,347)
Add: Fixed charges	23,997
Less: Capitalized interest	3,299

(Deficit) Earnings from continuing operations before fixed charges	(642,649)
Fixed Charges
Interest expenses, net of capitalized interest	20,297
Add: Capitalized interest	3,299
Add: Estimated interest portion of rental expenditures	259
Add: Amortization of discounts	142

Total Fixed Charges	$23,997

Ratio of Earnings to Fixed Charges	—(2)

(1)	As adjusted for the issuance of the Notes and application of the net proceeds of the Notes Offering to repay borrowings under our bank credit facility.

(2)	Due to pro forma loss from operations at March 31, 2009, the ratio coverage would have been less than 1:1. The Company would have needed to generate additional earnings of $666,646 to achieve a coverage of 1:1 for that period.
     For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before taxes, plus fixed charges, less capitalized interest, and fixed charges consist of interest expense (net of capitalized interest), plus capitalized interest, plus amortized discounts related to indebtedness.
     The issuer has filed a registration statement (including a base prospectus) with the SEC for the Notes Offering and the Equity Offering to which this communication relates. Before you invest, you should read the applicable prospectus supplements and the base prospectus in the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the Notes Offering and the Equity Offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the prospectus supplement and the accompanying prospectus may be obtained if you request it by contacting Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, NY 10010 or by calling 800-221-1037; Bank of America Securities LLC, Prospectus Department, 100 West 33rd Street, 3rd Floor, New York, NY 10001; J.P. Morgan Securities Inc., ADP IDS, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Post-Sale Fulfillment, or by calling 212-834-4533; Wachovia Securities at 301 South College Street, 6th Floor, Charlotte, NC 28202, Attn: High Yield Syndicate; or Citi, Attn: Prospectus Department, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY 11220, or by calling 800-831-9146 or by emailing to batprospectusdept@citi.com.
Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.